

Mail Stop 4631

March 24, 2017

<u>Via E-mail</u>
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

       Re: **Goodyear Tire & Rubber Co**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 9, 2016
              File No. 1-01927

Dear Ms. Thompson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Melissa N. Rocha

                Melissa N. Rocha
                Senior Assistant Chief Accountant

                Office of Manufacturing and Construction